

Mail Stop 4631

January 4, 2017

<u>Via E-mail</u>
Mr. Ilia Tomski, President
Asteriko Corp.
616 Corporate Way, Suite 2-6834
Valley Cottage, NY 10989

  Re: Asteriko Corp.
    Form 10-K for the year ended June 30, 2016
    Filed September 9, 2016
    File No. 333-197692

Dear Mr. Tomski:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended June 30, 2016</u>

<u>Item 9A Controls and Procedures, page 11</u>

1. Please note that pursuant to Item 307 of Regulation S-K disclosure controls and procedures is defined as controls and procedures that are designed "to ensure information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and controls and procedures that are designed "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure." We note that the Company's conclusions regarding the effectiveness of your disclosure controls and procedures refer to only half of the definition. If you choose to refer to the definition of disclosure controls and procedures when concluding as to the effectiveness

of your disclosure controls and procedures then you should provide the entire definition. Alternatively, you may conclude that your disclosures controls and procedures were "effective" or "not effective" without providing any part of the definition. Please revise your filings accordingly.

2.   We note that you have not included management´s report on the effectiveness of your internal controls over financial reporting as required by Item 308 of Regulation S-K. Please amend your filing to include this report. Additionally, please include a statement identifying the framework used to evaluate the effectiveness of internal control over financial reporting. Refer to Item 308 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732, SiSi Cheng at (202) 551-5004 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction